Addentax Group Corp.

Kingkey 100, Block A, Room 4805

Luohu District, Shenzhen City, China 518000

October 20, 2021

Via Edgar

Division of Corporation

Finance Office of Life Sciences

U.S. Securities and Exchange Commission

Attention: Ms. Cara Wirth

Re:	Addentax Group Corp.
Amendment No. 12 to Registration Statement on Form S-1
Filed September 16, 2021
File No. 333-230943

Dear Ms. Wirth:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 4, 2021 with respect to the Amendment No. 12 to Registration Statement on Form S-1(File No. 333-230943) (the “S-1”) filed with the SEC on September 16, 2021 by Addentax Group Corp., a Nevada corporation (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 13 to the S-1 (the “Amended Registration Statement”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 12 to Registration Statement on Form S-1 Filed September 16, 2021

Cover Page

1.	We note your response to comment 1 and we reissue it in part. Please revise to note the risks associated with being based in or having the majority of your operations in China and that these risks could case the value of your securities to significantly decline or be worthless. Also, please revise to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact your ability to conduct your business, accept foreign investments or list on an U.S. or other foreign exchange.

RESPONSE: We respectfully advise the Staff that the disclosure on the cover page of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

October 20, 2021

2.	We note your response to comment 2 and reissue it in part. Please revise your cover page to state that you are not a Chinese operating company. Also, please disclose that investors may never directly hold equity interests in your Chinese operating entities. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or the value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless.

RESPONSE: We respectfully advise the Staff that the disclosure on the cover page of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Summary, page 2

3.	Please revise to clearly disclose how you will refer to your subsidiaries. We note defined terms for your subsidiaries throughout your prospectus, including in your Risk Factors, Current Business, and Business sections. For example, the defined term for Qianhai Yingxi Textile & Garments Co., Ltd., which you refer to as your WFOE, first appears on page 17. Further, please also define the term “WFOE” so that investors can understand this reference. Please revise so that the defined terms for all of your subsidiaries appear in the Summary section in the first instance.

RESPONSE: We respectfully advise the Staff that the disclosure on the page 2 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

4.	We note your response to comment 4 and reissue it in part. Please revise to include specific cross-references between the risks discussed in your Risk Factor Summary and the more detailed risks discussed in the Risk Factors section. Also, please revise both sections to specifically discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

RESPONSE: We respectfully advise the Staff that the disclosure on the pages 4, 15-21 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

5.	We note your revised disclosure in response to our prior comment 5 and your disclosure on page 17 that, based on the advice of PRC counsel, you believe that CSRC approval is not required for this offering, given that the CSRC currently has not issued any definitive rule or interpretation concerning whether “offerings like ours” are subject to the regulation. Please revise to explain what is meant by “offerings like ours.” Please discuss any efforts you have undertaken to determine whether approval is required, and explain why you believe it is appropriate to move forward with this offering without a definitive answer to the question of approval.

RESPONSE: We respectfully advise the Staff that the disclosure on the page 17 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

October 20, 2021

6.	We note your response to our prior comment 6. Please also quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer.

RESPONSE: We respectfully advise the Staff that the disclosure on the page 5 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Our Corporate Structure, page 3

7.	Please revise to indicate the percentage ownership of the public shareholders and other shareholders in Addentax Group Corp., following the offering.

RESPONSE: We respectfully advise the Staff that the disclosure on the page 3 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

October 20, 2021

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Lawrence Venick at +86 (10) 5954-3688, lvenick@loeb.com, or Vivien Bai at 212-407-4933, vbai@loeb.com. Thank you for your time and attention to this filing.

Addentax Group Corporation

/s/ Zhida Hong
		Name:	Zhida Hong
		Title:	Chief Executive Officer
cc:	Lawrence Venick